Special Opportunities Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202

May 6, 2021
FILED VIA EDGAR CORRESPONDENCE
Kenneth Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Special Opportunities Fund, Inc. Form N-CSR filed on March 8, 2021 Form N-CSR/A filed on March 11, 2021 File Number: 811-07528

Dear Mr. Ellington:
On behalf of Special Opportunities Fund, Inc. (the “Fund”) this letter is in response to the comments received on April 21, 2021 from the Staff of the U.S. Securities and Exchange Commission regarding the Fund’s Form N-CSR filed on March 8, 2021, as amended by the Fund’s Form N-CSR/A filed on March 11, 2021 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The text of each comment is set forth below in bold face type followed by the Fund’s response.
1. The Staff notes that a closed-end fund relying on Rule 8b-16(b) under the 1940 Act is required to disclose in its annual shareholder report whether there were any material changes to its investment objectives and policies, principal risks or portfolio management.  Please confirm in correspondence that the Fund had no such material changes during the year ended December 31, 2020.  Going forward, if there are no material changes required to be disclosed pursuant to rule 8b-16(b), please include disclosure to that effect in the Fund’s annual report.
RESPONSE: There were no material changes to the Fund’s investment objective and policies, principal risks or portfolio management during the year ended December 31, 2020.  Going forward, in the event there are no such changes the Fund will include disclosure to that effect in its annual report.
2. In future Form N-CSR filings, please include the information required by subsections (2) and (3) of Rule 8b-16(b) (investment objectives and policies, principal risk factors, and any material changes) in a single location in the annual report that is separate from the notes to the financial statements.
RESPONSE: The information required by subsections (2) and (3) of Rule 8b-16(b) (investment objectives and policies, principal risk factors, and any material changes) will be included in a single location (separate from the notes to the financial statements) in the Fund’s future annual reports.

3. Please explain why the information regarding Level 2 and Level 3 securities that was included in the Fund’s Form N-PORT filed on January 13, 2021 differs from the information regarding such securities in the Fund’s N-CSR filed on March 8, 2021.
RESPONSE:  The Adviser provided instructions for the Fund’s N-CSR filed on March 8, 2021 regarding Emergent Capital, Inc. 5.000% convertible notes as a level two security.  This information was not reflected on the Fund’s N-PORT filed on January 13, 2021. Going forward, the Fund’s administrator will confirm with the Adviser the fair value hierarchy for all portfolio holdings reported on Form N-PORT to ensure consistency with Form N-CSR.
4. Please explain how the Emergent Capital, Inc. Senior Secured Notes are valued and provide additional information (in correspondence and in future filings by the Fund) about the unobservable inputs used to value this security.
RESPONSE:  Emergent Capital, Inc. Senior Secured Notes are valued in accordance with the Fund’s fair valuation procedures outlined within its policy for valuing portfolio securities.  Unobservable inputs used to value this security include the terms of Emergent Capital’s latest round of financing.
5. The Staff notes the Fund’s significant investment in special purpose acquisition companies (SPACs) as of December 31, 2020.  Please add disclosure regarding SPACs in the “Investment Objective and Policies” section of the Fund’s future annual reports.
RESPONSE:  The following disclosure will be added to the “Investment Objectives and Policies” section of the Fund’s future annual reports:
Special Purpose Acquisition Companies. The Fund may invest in units, stock, warrants, and other securities of special purpose acquisition companies or similar special purpose entities that pool funds to seek potential acquisition opportunities (“SPACs”). Unless and until an acquisition meeting the SPAC’s requirements is completed, a SPAC generally deposits substantially all of the cash raised in its IPO (less a specified amount to cover operating expenses) in a bank trust account which is generally invested in U.S. Government securities, money market securities and cash. If an acquisition that meets the requirements for the SPAC is not completed within a pre-established period of time, the invested funds are returned to the entity’s shareholders. In addition, just prior to completion of an acquisition, shareholders of the SPAC can redeem their shares for a pro rata share of the value of the trust account.

Because SPACs have no operating history or ongoing business other than seeking acquisitions, the value of their securities can vary on the perceived likelihood of management to identify and complete a profitable acquisition. However, until a SPAC is liquidated or completes an acquisition, its common stock is unlikely to fall substantially below the per share value of the trust account. If an acquisition is completed, the former SPAC’s shares and other securities will take on the same risks as an equivalent investment in the acquired company. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices.

If a SPAC dissolves without making an acquisition the return of principal may be reduced by operating expenses of the SPAC; however, the structure of the trust account, including how the account’s funds are invested and how they are protected from creditors and any potential liabilities, plays an important role in the Investment Adviser’s determination of whether to invest in a SPAC on behalf of the Fund.
6. Please advise the Staff in correspondence whether the Fund has entered into any commitments with a SPAC to purchase PIPE shares if and when the SPAC completes a merger or acquisition.  Going forward, please disclose any such commitments in the Fund’s future annual report filings.
RESPONSE:  The Fund has not entered into any commitments with a SPAC to purchase PIPE shares.  Going forward, the Fund will disclose any such commitments in its annual report filings.
7. Please advise the Staff in correspondence whether there are any related party considerations regarding the Fund’s SPAC holdings (for example, is the Fund’s adviser a sponsor of any SPACs held by the Fund or does the Fund’s adviser hold any interest in such SPACs that could create a conflict of interest). Going forward, please disclose any related party considerations regarding SPAC holdings in the Fund’s future annual report filings.
RESPONSE:  There are no related party considerations regarding the Fund’s SPAC holdings.
Should you have any additional questions or comments regarding this letter, please contact the undersigned at 410.658.7491
Sincerely,
/s/ Stephanie Darling
Stephanie Darling
Chief Compliance Officer